DBV Technologies S.A.

177-181 avenue Pierre Brossolette

92120 Montrouge, France

December 14, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Kevin Vaughn

VIA EDGAR

RE:	DBV Technologies S.A.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed March 22, 2017

File No. 001-36697

Ladies and Gentlemen:

DBV Technologies S.A. (the “Company”) is hereby responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated November 14, 2017 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”). On November 20, 2017 and December 14, 2017, the Staff confirmed to our counsel, Richard Segal, Cooley LLP, that it would grant the Company an extension to December 15, 2017 to respond to the Comment Letter. For your convenience, the comments from the Comment Letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Comparison for the Years Ended December 31, 2015 and 2016, page 71

1.	Please tell us the amount of direct research and development expenses for Viaskin Peanut and Viaskin Milk separately for each period presented. Please explain your consideration of disclosing these costs separately in your filing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose the amount of direct research and development expenses for Viaskin Peanut and Viaskin Milk separately for each period presented in future periodic filings, beginning with its filing for the fiscal year ending December 31, 2017.

Report of Independent Registered Public Accounting Firm, page F-2

2.	You disclose on page F-11 that your financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. However, your auditors opinion indicates that the financial statements are in conformity with accounting principles generally accepted in the United States of America. Please obtain and file a revised audit report in an amendment to your Form 20-F which references International Financial Reporting Standards as issued by the International Accounting Standards Board consistent with your Statement of Compliance on page F-11.

Response:

In response to the Staff’s comment, the Company intends to amend its Form 20-F to include a revised audit report that states that the Company’s financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the required certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The proposed forms of the revised audit report and certifications are set forth hereto as Appendix A and B, respectively.

Notes to the Financial Statements

Note 3: Accounting Principles

3.12 Other Income

Collaboration agreement with Nestle Health Science, page F-17

3.	Please tell us the length of the service obligation over which you are recognizing the deferred revenue from Nestle. Please also tell us your consideration of disclosing this period in your filing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that deferred revenue related to its collaboration agreement with Nestle is being recognized ratably over the Company’s service obligation period under the Nestle agreement. In response to the Staff’s comment, the Company will disclose the service obligation period over which it is recognizing deferred revenue related to its collaboration agreement with Nestle in future periodic filings, beginning with its filing for the fiscal year ending December 31, 2017.

* * * *

If the Staff has any questions with regard to this response, needs further information or would like to discuss any of the information covered in this letter, please contact either the undersigned at +33 (0)6 7081 8707 or Richard Segal of Cooley LLP at +1 617 937 2332.

Sincerely,

/s/ David Schilansky

David Schilansky

cc:	Dr. Pierre-Henri Benhamou, DBV Technologies S.A.

Marc Recht, Cooley LLP

Richard Segal, Cooley LLP

Appendix A

Form of Revised Audit Report

To the Board of Directors and Shareholders of DBV Technologies S.A.

Paris, France

We have audited the accompanying statements of consolidated financial position of DBV Technologies S.A. and subsidiary (the “Company”) as of December 31, 2014, 2015 and 2016, and the related consolidated statements of (loss), comprehensive (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DBV Technologies SA and subsidiary as of December 31, 2014, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

[            ]

Represented by Julien Razungles

Neuilly-sur-Seine, France

March 22, 2017

Appendix B

Forms of Section 302 and 906 Certifications

Certification by the Principal Executive Officer pursuant to

Securities Exchange Act Rules 13a-14(a) and 15d-14(a)

as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Pierre-Henri Benhamou, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of DBV Technologies S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

Date: [ ], 2017

Name:	Pierre-Henri Benhamou
Title:	Chief Executive Officer (Principal Executive Officer)

Certification by the Principal Financial Officer pursuant to

Securities Exchange Act Rules 13a-14(a) and 15d-14(a)

as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David Schilansky, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 20-F of DBV Technologies S.A.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

Date: [ ], 2017

Name:	David Schilansky
Title:	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)

Certification by the Principal Executive Officer pursuant to

18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of this Amendment No.1 to the Annual Report of DBV Technologies S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Pierre-Henri Benhamou, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: [ ], 2017

Name:	Pierre-Henri Benhamou
Title:	Chief Executive Officer (Principal Executive Officer)

Certification by the Principal Financial Officer pursuant to

18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of this Amendment No. 1 to the Annual Report of DBV Technologies S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Schilansky, Chief Financial Officer and Chief Operating Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: [ ], 2017

Name:	David Schilansky
Title:	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)